May 19, 2015

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	NeuroMetrix, Inc.
Registration Statement on Form S-1 (SEC File No. 333-188133)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, we hereby formally request that our previous acceleration request dated May 19, 2015 be withdrawn. Please contact Stephen E. Older, of McGuireWoods LLP, counsel to the undersigned, at (212) 548.2122 with any comments or questions regarding this matter.

Very truly yours,

Maxim Group LLC
as representative

By:	/s/ Clifford Teller
Name:	Clifford Teller
Title:	Executive Managing Director, Head of Investment Banking